Exhibit 1.01

Conflict Minerals Report

For the Calendar Year Ended December 31, 2014

Hospira, Inc. (“Hospira,” the “company,” “we,” or “our”) has filed this report in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule” or “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes reporting obligations on companies that file with the SEC, including us, whose manufactured final products may contain one or more identified minerals that are necessary to the functionality or production of those products. The identified minerals, which are referred to in the Rule as “Conflict Minerals,” include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives. The derivatives are limited to tin, tantalum, tungsten, and gold and are referred to in this report as “3TG.”  Thus, for purposes of this report, the terms Conflict Minerals and 3TG are used interchangeably. The disclosure requirements are triggered regardless the geographic origin of the Conflict Minerals and regardless whether their purchase funds armed conflict in the Democratic Republic of the Congo or an adjoining country.

As described below, we examined our products manufactured and purchased during calendar year 2014 for the presence of 3TG. We determined that 3TG is present in some of the items in our medication management portfolio. We investigated the origins of 3TG in our pump products using the reasonable country of origin (“RCOI”) methodology. We define, below, the RCOI process we used to identify the source (that is, to determine the mine or country of origin) and the chain of custody of the 3TG used in our pump products. Despite our efforts, we did not receive timely, complete and sufficient information from our suppliers to determine the country of origin (“COI”) of the 3TG used in our pump products, or the third party smelter facilities in which that 3TG was processed. We discuss at the end of this report the steps that we are taking to mitigate the risk that the 3TG included in our products benefit armed groups in the Democratic Republic of the Congo and adjoining countries and the steps to improve our due diligence efforts.

This report covers calendar year 2014 and has not been audited. It is available in the investor relations section of our website at www.hospirainvestor.com. Information on our website shall not be deemed incorporated into, or to be a part of, this report.

OUR APPROACH TO CONFLICT MINERALS AND SUPPLY CHAIN MANAGEMENT

Conflict Minerals Policy

We adopted the following Conflict Minerals Policy:

Hospira aspires to manufacture, distribute and market products using Conflict Minerals obtained from sources that do not finance or benefit armed groups in the Democratic Republic of the Congo or adjoining countries.

For additional information about our general commitment to promote a culture of integrity, respect and trust in the workplace, see our Code of Business Conduct, which is available in the investor relations section of our website at www.hospirainvestor.com.

Management Systems

Internal Team

Our Conflict Minerals Steering Committee (the “Steering Committee”) is responsible for implementing our conflict minerals compliance strategy, which involves:

•                  analyzing the applicability of the Conflict Minerals Rule to our operations;

•                  conducting a good faith reasonable country of origin inquiry (“RCOI”) regarding the source of any 3TG used in our products;

•                  exercising due diligence on the source and chain of custody of any 3TG used in our products and other matters affected by the Conflict Minerals Rule; and

•                  preparing and filing a Conflict Minerals Report, if required.

Our Steering Committee includes executive-level representatives in a cross-functional team of subject matter experts from Procurement, Ethics & Compliance, Internal Controls, Finance, and Corporate Legal. The Steering Committee is led by the Director, Direct Materials Procurement, who acts as the conflict minerals program manager. Senior management and the Audit Committee of our Board of Directors are briefed periodically on the results of our due diligence efforts.

The Steering Committee concluded that the Conflict Minerals Rule applies to our operations due to the presence of 3TG in our infusion pump products manufactured and purchased during 2014. As a result, the Committee updated our existing due diligence process based on our experience from 2013 results. The updated process conforms in all material respects with the Organisation for Economic Co-operation and Development’s (“OECD”) OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”). The Committee reviewed, and oversaw the implementation of, the updated due diligence process, which included a Risk Assessment and RCOI described below under “Due Diligence Process.”

Independent Private Sector Audit

In connection with the preparation of this report for calendar year 2014, the Steering Committee assessed the need for an independent private sector audit, which it determined was not required at this time.

Control Systems

Controls include, but are not limited to, our Code of Business Conduct, which outlines expected behaviors for our directors, officers, employees, contractors, temporary workers, and agents; and our recently updated Supplier Code of Conduct, which similarly outlines our expectations for our suppliers. New suppliers must document receipt of, and agreement to be bound by, the Supplier Code of Conduct prior to doing business with Hospira. The new supplier completes the receipt online and an acknowledgment confirmation goes into an email box, which is then loaded into our database, Contract Assist.

Grievance Mechanism

We have multiple long-standing grievance mechanisms whereby employees and suppliers can report violations of our Code of Business Conduct and other policies. With respect to actual or potential violations of our Code of Business Conduct or Supplier Code of Conduct, Hospira encourages its employees to proactively take responsibility and promptly report actual or potential violations to Human Resources, Legal, or the Office of Ethics and Compliance, or our Global Ethics and Compliance Helpline. Reports received of code violations are documented by the Office of Ethics and Compliance, whether those reports come through our Helpline, or via email, correspondence, telephone, in person, or from other sources inside or outside of the company. The Office of Ethics and Compliance establishes and executes a plan in response to those code violation grievances. In 2014, there were no reports of code violations related to conflict minerals.

Record Maintenance

Our record retention policy includes the maintenance of all relevant documentation, and we provide access to a shared drive for relevant parties to access, review and revise documents as appropriate.

Supplier Engagement and Supply Chain Management

Due to our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, we relied on our direct suppliers to provide information as to the presence of Conflict Minerals in their raw materials and/or components, and the origin of any 3TG contained in those raw materials and/or components and/or finished product that they supply to us — including any 3TG supplied to them from their suppliers and the smelters involved in the refining of 3TG.

Strategic Response to Risks

In 2014, we developed a risk management plan to address the presence of Conflict Minerals in our products, which was approved in 2015 by the Steering Committee. We provide annual risk assessment updates to senior management and the Audit Committee of our Board of Directors. As described below under “Due Diligence Process,” we reached out to our suppliers advising them of the Conflict Minerals Rule. We also direct future suppliers to our Supplier Code of Conduct.

REASONABLE COUNTRY OF ORIGIN INQUIRY

Design of RCOI Inquiry

Our due diligence framework was designed to conform in all material respects to the framework set forth in the OECD Guidance framework. That OECD framework is the foundation of our due diligence process and our Risk Control Matrix for Conflict Minerals (the “Framework”). Our Framework includes attributes such as: frequency of performance of the related due diligence activity, policy/document reference, location of due diligence, and due diligence activity owner.

We attended educational forums and conducted informal discussions with others in our industry and confirmed that our risk-based approach is consistent with how many peer companies are approaching the Conflict Minerals Rule.

Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. We rely on our direct suppliers to provide us with information about the source of Conflict Minerals contained in the raw materials, components, and finished products supplied to us by those suppliers. In many instances, our direct suppliers are similarly reliant upon information provided by their suppliers.

Efforts to Determine Mine or Location of Origin

We worked with our suppliers to identify the smelters who provided the 3TG used in our products. Using the Conflict Free Sourcing Initiative (“CFSI”) survey template, we collected information from our suppliers regarding the smelters that produced the 3TG used in their products.  We checked that smelter information against publicly available information prepared by organizations, such as CFSI, to verify that the smelters were in compliance with the Conflict Minerals requirements.

Although our suppliers have identified the presence of some of the Conflict Minerals and provided information on the smelters based on the completed due diligence provided thus far, the suppliers also have indicated that their due diligence is not complete. We continue to work with these suppliers to get additional information regarding the smelters that provide 3TG to our suppliers.

DUE DILIGENCE PROCESS

Request Information

As a result of the due diligence conducted, we found 3TG was used in our medication management products, but not in our specialty injectable products. That finding did not change in 2014 from 2013. Therefore, in 2014, we focused on the parts used in our medication management products.  We sought to identify suppliers whose products presented a possibility of containing 3TG. From those possibilities, we identified “high risk” suppliers with whom we needed to engage, based on the probability that the raw materials, components, or finished product they supplied may contain 3TG. “High risk suppliers” are suppliers that supply raw materials, components, or finished products that we determine have the highest risk of containing 3TG, based on our review of the category of items supplied by the suppliers. Our risk evaluation included the following steps: (1) review list of items procured in 2014; (2) identify items in the list that may contain 3TG, based on a review of the item’s category (e.g., electronics and metal components were considered to have a high risk of containing 3TG; whereas, pharmaceutical ingredients and paper/label suppliers were considered to have low risk of containing 3TG); and (3) remove 3TG suppliers that indicated in the 2013 survey results that they did not use 3TG.

We then contacted the “high risk” suppliers to request the RCOI of the 3TG that may be present in the materials and/or components and/or finished products they supplied. In 2014, we sent a new supplier survey to our “high risk suppliers.” We used the reporting template, developed by CFSI, to survey our suppliers (the “Survey”). The Survey was developed to facilitate disclosure and communication of information regarding smelters that provide material to our supply chain. It included questions regarding 3TG used, the status of the suppliers’ RCOI, the origin of the 3TG, and a list of smelters the company and its suppliers could use. Responses to the Survey were due promptly.

Conduct Due Diligence at Identified Points in the Supply Chain

Typically, we do not have a direct relationship with 3TG smelters, thus we did not audit smelters. In addition, we do not review chain of custody, but instead, request that our suppliers identify the smelters who provided the 3TG that is used in their products, which are used in our products. We verified the smelter information provided by our suppliers against publicly available lists of compliant smelters, such as the list published by CFSI—a consortium of companies and industry associations addressing tools and resources to address conflict minerals issues. The large majority of the suppliers who responded to us were unable to specify the smelters used for components supplied to Hospira; or, simply indicated that their due diligence was incomplete. We were, therefore, unable to determine the origin of the 3TG reported by those suppliers.

While the suppliers have made significant progress in the due diligence since our report filed last year, many responses received indicate that due diligence activities are not complete as the suppliers have not received information from all of their sub-tier suppliers.

Steps We Are Taking to Mitigate Risk

Our infusion pump products undergo significant quality and regulatory approval processes and any changes in raw materials and/or components may take significant time and require further development and regulatory approval.

Nonetheless, we have taken and continue to take the following steps to mitigate the risk that Conflict Minerals contained in our products could benefit armed groups in the Democratic Republic of the Congo or adjoining countries.  Our actions include:

•                  Providing to new suppliers our Supplier Code of Conduct (and obtaining an acknowledgment of receipt form), which includes our commitment to responsible sourcing of Conflict Minerals and our expectation that our suppliers comply with its applicable requirements. Our Supplier Code of Conduct is publicly available in the supplier information section of our website at www.hospira.com.

•                  Obtaining supplier contracts that contain an expectation that “Hospira is committed to responsible sourcing of conflict-free minerals. We expect our suppliers to comply with all applicable conflict-free requirements.”

•                  Include new suppliers that would fall into the “high risk” supplier category established in 2014.

•                  Engage with suppliers and, as necessary, follow up multiple times to increase the response rate and improve the content detail of the supplier survey responses. We have informed our suppliers of our Conflict Minerals Policy, and have directed current, and will direct future, suppliers to our updated Supplier Code of Conduct, which was disseminated in the second quarter 2015.

•                  In 2014, we developed a risk management plan by which the Conflict Minerals program will be implemented, managed and monitored; and, in early 2015, such plan was approved by the Steering Committee. Updates to the risk assessment will be provided, as needed, to senior management and the Audit Committee of our Board of Directors.